December 6, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. Christopher Owings

Re:	Defense Industries International, Inc. Registration Statement on Form SB-2 File No. 333-128011

Dear Mr. Owings:

        On behalf of our company, I request that the above referenced Registration Statement be declared effective by the Securities and Exchange Commission at 10:00 a.m. on Thursday, December 8, 2005 or as soon thereafter as possible. Management of our company and the selling shareholders are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above referenced Registration Statement.

        We acknowledge that:

—	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

—	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

—	Our company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition we confirm that management has concluded that there is no material issue in connection with the shares to be issued with respect to the Owen Mills transaction.

        Thank you very much for your courtesy in this matter.

Very truly yours, BY: /S/ Baruch Tosh —————————————— Baruch Tosh President